UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the fiscal year ended December 31, 2002

OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________________ to _______________

Commission File Number 1-12358

COLONIAL PROPERTIES TRUST 401(k) PROFIT SHARING PLAN

(Full title of the plan)

COLONIAL PROPERTIES TRUST
2101 Sixth Avenue North
Suite 750
Birmingham, AL 35203

Colonial Properties Trust
401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedule
As of December 31, 2002 and 2001
and for the Year Ended December 31, 2002

Colonial Properties Trust401(k)
Profit Sharing Plan Contents
For the Year Ended December 31, 2002

Pages

Report of Independent Auditors

Financial Statements
Statements of Net Assets Available for Plan Benefits

Statement of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule
Schedule of Assets (Held at End of Year)	1 2 3 4 8

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Administrative Committee

Colonial Properties Trust 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Colonial Properties Trust 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed on the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Birmingham, Alabama
June 17, 2003

1

Colonial Properties Trust
401(k)Profit Sharing Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001

	2002	2001
Assets
Investments (Note 3)	$6,096,367	$5,280,597
Colonial Properties Trust Stock Fund	2,813,954	2,639,810
The Colonial BancGroup, Inc. Stock Fund	855,904	1,089,900
Employee contribution receivable	55,964	35,000
Employer contribution receivable	415,358	321,951

Total assets	$10,237,547	$9,367,258

Liabilities and Net Assets Available for Plan Benefits
Miscellaneous liabilities	$--	$38,304

Total liabilities	--	38,304
Net assets available for plan benefits	10,237,547	9,328,954

Total liabilities and net assets available for plan benefits	$10,237,547	$9,367,258

        The accompanying notes are an integral part of these financial statements.

2

Colonial Properties Trust
401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2002

Additions to net assets available for plan benefits
Investment income
Cash dividends on Colonial Properties Trust common stock	$220,805
Cash dividends on Colonial BancGroup, Inc. common stock	38,120
Interest and dividends on mutual funds and common trust funds	199,434
Net depreciation in the market value of investments	(768,470)

Total investment loss	(310,111)

Contributions
Employee contributions	1,159,228
Employer contributions	415,358
Rollover contributions	119,237

Total contributions	1,693,823

Total additions	1,383,712
Benefit payments	475,119

Net increase	908,593
Net assets available for plan benefits
Beginning of year	9,328,954

End of year	$10,237,547

        The accompanying notes are an integral part of these financial statements.

3

Colonial Properties Trust
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2002 and 2001

1. Description of the Plan

The following description of Colonial Properties Trust 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

      General

The Plan was established on January 1, 1995 by Colonial Properties Trust (the Company) as a defined contribution plan for the benefit of all eligible employees of the Company and each affiliated company (including The Colonial Company and its subsidiaries) (the Employers). Effective September 1, 2001, The Colonial Company and its subsidiaries (TCC) created a separate profit sharing plan and transferred the assets related to its employees to the newly formed plan. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was amended and restated, effective January 1, 2001, to comply with the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994 (USERRA), the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000.

      Eligibility

Employees are eligible to join the elective deferral portion of the Plan as of the first day of any month after completing three months of service. Employees are eligible to participate in the Employer matching and profit sharing portions of the Plan after completion of one year of service. A year of service is defined as a period of twelve consecutive months during which an Employee works at least 1,000 hours.

      Employee Contributions

The amount of salary reduction for any plan year shall be no less than 2% of the participant’s compensation for such plan year, subject to the maximum allowed by the Internal Revenue Code ($11,000 per participant in 2002). The amount of the salary reduction is remitted by the Employer to the Plan’s trustees at the end of each pay period.

Effective for the plan year beginning January 1, 2002, the Plan elected to implement the “catch-up” provision provided for in Section 414(v) of the Internal Revenue Code. This provision enables applicable employer plans to allow eligible participants who are age 50 or over to make additional deferrals, beginning in 2002.

      Employers’ Contributions

The Employers shall make a matching contribution equal to 50% of the participant’s salary reduction contribution, limited to a maximum employer matching contribution of 6% of the participant’s annual compensation. The employer matching contribution shall be provided to each participant who made a contribution during the Plan year and was employed by a participating employer on the last day of the Plan year.

The Employer may also contribute a discretionary profit sharing contribution to the Plan for each plan year, which shall be in addition to the employer matching contribution. The amount of such discretionary contribution, if any, for any plan year shall be determined by the boards of directors of the participating companies. No discretionary contributions were made in 2002.

      Investment Options

The Plan provides participants with various investment options, including thirteen mutual funds, three common/collective trust funds and two common stock funds.

      Forfeitures

The nonvested portion of a terminated employee’s account balance shall be forfeited and used to reduce participating employer contributions otherwise payable for the plan year in which such forfeitures arise or for any succeeding plan year, unless the employee resumes employment before he or she incurs a five-year break. At December 31, 2002, there was $25,337 in forfeitures available for use in the Plan.

      Distribution of Benefits

Generally, the Plan provides for the payment of benefits to the participant (or, if applicable, the beneficiary) at retirement, disability, death or termination of employment with the Employers. In addition, distributions to participants on account of financial hardship may be made in certain circumstances limited under the terms of the Plan. Benefit payments are made in the form of lump sum distributions, direct rollovers or annuities.

      Vesting

A participant’s interest in his or her salary reduction account shall at all times be fully vested and nonforfeitable. A participant’s interest in his or her employer contributions shall be fully vested and nonforfeitable upon the occurrence of any of the following events: death or attainment of normal retirement date while in the service of the employer, termination of the Plan, or complete discontinuance of all employer contributions. Prior to the occurrence of any of the preceding events, a vested interest in employer contributions shall be determined in accordance with the following vesting schedule:

Number of Years of Service	Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

      Amendment and Termination

It is the intention of the Company to continue the Plan indefinitely. The Company reserves the right to modify, amend or terminate the Plan in whole or in part at any time in writing provided that any such modification, amendment or termination does not make it possible for any portion of the fund to be used for or diverted for purposes other than the exclusive benefit of the participants or their beneficiaries, after the payment of administrative expenses or taxes. Upon termination of the Plan, plan assets will be distributed to participants and their beneficiaries in accordance with the Plan and subject to ERISA guidelines.

2. Summary of Significant Accounting Policies

      Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

      Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

      Investments

Investments are stated at market value. Market values were determined by Invesco Retirement Plan Services (Invesco) at December 31, 2002 and 2001, as of the last trade date of the year. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the market value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are reflected as of the settlement date. There were no material unsettled trades at December 31, 2002 or 2001. Dividend income is recorded on the ex-dividend date. Investment income is recorded on the accrual basis.

      Contributions

Contributions receivable from elective deferrals of salary are accrued based on unremitted deductions from participant employees’ payroll compensation. Contributions receivable from the Employer are accrued based upon a matching contribution calculated on the last day of the year (see Note 1).

      Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

3. Investments

Investments of the Plan, as described in the accompanying statements of net assets available for plan benefits, are held by the Trustee (AmSouth) under a trust agreement dated July 5, 1995. The Trustee has discretionary authority for purchase and sale of investments subject to certain limitations on composition of the portfolio as specified in the trust agreement.

	2002	2001
Colonial Properties Trust Stock Fund	$2,813,954	$2,639,810
The Colonial BancGroup, Inc. Stock Fund	855,904	1,089,900
Mutual funds	5,850,437	5,280,597
Common/collective trust funds	245,930	--

	$9,766,225	$9,010,307

During the year ended December 31, 2002, net depreciation (including gains and losses on investments bought and sold, as well as held during the year) in investments was $768,470 as follows:

Colonial Properties Trust Stock Fund	$230,482
The Colonial BancGroup, Inc. Stock Fund	(146,065)
Mutual funds	(810,117)
Common/collective trust funds	(42,770)

Net depreciation in the market value of investments	$(768,470)

        The following is a summary of assets held in excess of five percent of the Plan’s net assets at December 31:

	2002	2001
Colonial Properties Trust Stock Fund	$2,813,954	$2,639,810
The Colonial BancGroup, Inc. Stock Fund	$855,904	$1,089,900
AmSouth Stable Principal Fund	$2,898,935	$2,103,906
AmSouth Value Fund	$821,615	$1,221,133
AmSouth Balanced Fund	$789,111	$732,570

4. Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated August 21, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan is a salary reduction profit sharing plan, whereby employee contributions to the Plan within specified limits are not included in the gross income of the participant.

5. Related Party Transactions

The Employers pay administrative expenses on behalf of the Plan, including legal, trust, administrative, and accounting fees.

Plan investments include investment funds managed by the trustees, as defined by the Plan, and therefore investment purchases and sales of these investment funds and the related interest income qualify as party-in-interest transactions.

6. Comparison of Financial Statements to Form 5500

Annually, the Company files, on behalf of the Plan, an information return (Form 5500) that includes financial information prepared on the basis of cash receipts and disbursements. The accompanying financial statements differ from the Form 5500 primarily due to accruals reflected in the financial statements.

Supplemental Schedule

Colonial Properties Trust
401(k) Profit Sharing Plan
Schedule of Assets (Held at End of Year)
as of December 31, 2002

(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Colonial Properties Trust	Common stock	$2,813,954
*	The Colonial BancGroup, Inc.	Common stock	855,904
*	AmSouth Value Fund	Mutual fund	821,615
*	AmSouth Balanced Fund	Mutual fund	789,111
*	AmSouth Stable Principal Fund	Mutual fund	2,898,935
*	AmSouth Large Cap Fund	Mutual fund	136,536
*	Putnam Vista Fund	Mutual fund	148,199
*	Invesco Dynamics Fund	Mutual fund	7,402
*	Invesco Structured Small Cap Value
	Equity Trust Fund	Common/collective trust fund	123,703
	Berger Mid Cap Value Fund	Mutual fund	36,963
	Federated Max Cap Fund	Mutual fund	29,294
	Dreyfus Emerging Leaders Fund	Mutual fund	92,879
*	AmSouth Bond - Class A	Mutual fund	240,248
	Dow Jones 60% Global Portfolio
	Index Fund	Common/collective trust fund	67,203
	Dow Jones 100% Global Portfolio
	Index Fund	Common/collective trust fund	55,024
	Fidelity Advisor Equity Growth Fund	Mutual fund	210,754
	Templeton Foreign Fund	Mutual fund	76,661
	Fidelity Advisor Mid Cap Fund	Mutual fund	361,840

			$9,766,225

        * Denotes a party-in-interest to the Plan.

9

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COLONIAL PROPERTIES TRUST 401(k) PROFIT SHARING PLAN
Date: June 27, 2003	/s/ John P. Rigrish John P. Rigrish Chief Administrative Officer (Plan Administrator)